UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 1-13002

                             CUSIP NUMBER 37933T209


(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: December 31, 1997

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:_________________________________

________________________________________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION


                            Global Gold Corporation
--------------------------------------------------------------------------------
                            Full Name of Registrant


--------------------------------------------------------------------------------
                           Former Name if Applicable


            438 West 37th Street, Suite 5H, New York, New York 10017
--------------------------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


--------------------------------------------------------------------------------

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No


|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

          See Part III below.

|_|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Global Gold Corporation (the "Company") received only yesterday the completed audited financial statement by KPMG for its minority-owned foreign subsidiary involving a gold mining project in Armenia, which report will have a significant impact upon the Company, and, hence, upon the Accountant's Report with respect to its financial statements to be included in its Report on Form 10-KSB for the year ended December 31, 1997. The Company's conduct of the Armenia gold mining project constitutes the most significant part of the Company's business at this juncture. The Company intends to file its Report on Form 10-KSB for the year ended December 31, 1997 promptly after the completion of its own audited financial statement by its accountants.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen R. Field, Esq.                              (212)        332-6050
--------------------------------------------------------------------------------
       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Global Gold Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

             has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date March 26, 1997             By /s/ Drury J. Gallagher
    -----------------------       ----------------------------------------
                                  Drury J. Gallagher,
                                  Chairman and Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)